SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Director’s Dealings: Director Dealings Philippe Marcel

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

1.	Details of the Liable Person

1.1 Family Name	Marcel

1.2 Forename	Philippe

1.3 Street	Adecco, 4, rue Louis Guérin

1.4 Postcode / City / Country	F-69100 Villeurbanne, France

1.5 Function	Non-executive member of the Board of Directors

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	n.a.

2.	Details of the product acquired / sold

2.1 Type of transaction	Sale

2.2 Type of security	Equity securities / Call option

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	-950 shares			CHF 90.00
	-1000 calls	strike CHF 72	06/07	CHF 17.50
	-1000 calls	strike CHF 76	09/07	CHF 13.90
	-1000 calls	strike CHF 76	09/07	CHF 14.20

2.4 Number of units traded	950 shares and 1000 + 1000 + 1000 = 3000 options

2.5 Price paid / received	CHF 85’214 + CHF 17’412 + CHF 13’812 + CHF 14’112 = CHF 130’550

2.6 Date of trade and place („relevant binding transaction”)	18 May 2007

2.7 Reason for transaction (optional)

22 May 2007

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 25 May 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 25 May 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary